Filed Pursuant to Rule 253(g)(2)
File No. 024-10492

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 16 DATED MAY 16, 2016
TO THE OFFERING CIRCULAR DATED NOVEMBER 24, 2015

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (the “Company”, “we”, “our” or “us”), dated November 24, 2015 and filed by us with the Securities and Exchange Commission (the “Commission”) on November 25, 2015 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Summary of Asset Acquisitions;
•	Asset Acquisitions; and
•	Updates to the Company’s Redemption Plan.

Summary of Asset Acquisitions

The following tables summarize the asset acquisitions the Company has made as of May 16, 2016. Fuller descriptions of each of these assets may be found in the prior offering circular supplements filed by the Company with the Securities and Exchange Commission.

Senior Secured Loans	Location	Type of property	Date of Acq.	Interest Rate (1)	Maturity Date (2)	Total Commitment (3)	LTV (4)	LTC (5)

2-Unit Condo Conversion *	Long Island City, NY	Condo	12/15/2015	11.0%	12/11/2017	$1,990,000	—	80.0%
Apartment Renovation	Phoenix, AZ	Multifamily	12/30/2015	11.0%	12/29/2016	$837,000	—	60.0%
Boutique Hotel Renovation*	Atlanta, GA	Hotel	01/07/2016	10.0%	01/31/2022	$3,019,355	67.0%	—
Value-Add Retail Conversion	Atlanta, GA	Retail	01/21/2016	12.0%	01/20/2017	$4,600,000	—	82.0% (6)
3-Unit Condo Conversion	Long Island City, NY	Condo	01/27/2016	11.0%	01/27/2018	$3,177,000	—	80.6%
Cash Flowing Land Loan	Van Nuys, CA	Land	02/19/2016	12.0%	10/11/2017	$4,900,000	—	72.6%
Acquisition Land Loan*	Los Angeles, CA	Land	04/06/2016	9.0%	04/05/2017	$7,315,000	—	75.0%

* Acquisition was reviewed and approved by the Independent Representative prior to its consummation, with such determination that the transaction was fair and reasonable to us and at a price to us that is not materially greater than the cost of the asset was to the affiliated seller.

(1)	Interest Rate refers to the projected the annual interest rate on each senior loan. The interest rate presented does not distinguish between interest that is paid current and interest that accrues to the maturity date, nor does it include any increases in interest rate that may occur in the future.
(2)	Maturity Date refers to the initial maturity date of each senior loan, and does not take into account any extensions that may be available.
(3)	Total Commitment refers to the total commitment made by the Company to fund the senior loan, not all of which may have been funded on the acquisition date.
(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as determined by our Manager. There can be no assurance that such value will be achieved. We generally use LTV for properties that are generating cash flow.
(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC for properties that are subject to construction. There can be no assurance that the anticipated completion cost will be achieved.
(6)	LTC presented is a combined LTC of the Fairmount Senior Loan and the Fairmount Controlled Subsidiary.

Commercial Real Property Controlled Subsidiaries	Location	Type of property	Date of Acq.	Annual Return (1)	Redemption Date (2)	Total Commitment (3)	LTV (4)	LTC (5)

Stabilized Ace Hotel*	Pittsburgh, PA	Hotel	12/15/2015	15.0%	11/13/2018	$2,275,000	75.0%	37.0%
Value-Add Retail Conversion	Atlanta, GA	Retail	01/21/2016	16.0%	01/20/2021	$910,000	—	82.0% (6)
Stabilized Multifamily	Cordova, TN	Multifamily	03/02/2016	12.5%	12/01/2022	$3,750,000	87.3%	—
Stabilized Multifamily	Colorado Springs, CO	Multifamily	04/29/2016	12.0%	09/01/2023	$4,000,000	85.0%	—
Stabilized Multifamily (7)	Washington, DC	Multifamily	05/10/2016	12.5%	11/10/2017	$4,475,000	—	89.0%

* Acquisition was reviewed and approved by the Independent Representative prior to its consummation, with such determination that the transaction was fair and reasonable to us and at a price to us that is not materially greater than the cost of the asset was to the affiliated seller or lessor.

(1)	Annual Return refers to the projected annual preferred economic return that we are entitled to receive with priority payment over the other equity invested in the property. The annual return presented does not distinguish between returns that are paid current and those that accrue to the redemption date, nor does it include any increases in annual return that may occur in the future.
(2)	Redemption Date refers to the initial or redemption date of each asset, and does not take into account any extensions that may be available.
(3)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.
(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as reasonably determined by our Manager. There can be no assurance that such value will be achieved. We generally use LTV for properties that are generating cash flow.
(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC for properties that are subject to construction. There can be no assurance that the anticipated completion cost will be achieved.
(6)	LTC presented is a combined LTC of the Fairmount Senior Loan and the Fairmount Controlled Subsidiary.
(7)	See additional details regarding this controlled subsidiary below.

Other Real Estate Related Investments	Location	Type of property	Date of Acq.	Annual Return (1)	Redemption Date (2)	Total Commitment (3)	LTV (4)	LTC (5)

Stabilized Multifamily	Snoqualmie, WA	Multifamily	12/18/2015	12.0%	09/1/2022	$2,000,000	76.4%	—
Ground-up Multifamily*	Seattle, WA	Multifamily	01/07/2016	14.0%	07/29/2018	$1,000,000	—	—
Stabilized Multifamily*	Richland, WA	Multifamily	01/07/2016	13.0%	07/01/2021	$2,000,000	—	—
Stabilized Office*	Santa Monica, CA	Office	01/27/2016	12.0%	04/13/2020	$1,000,000	87.0% (6)	82.0% (6)

* Acquisition was reviewed and approved by the Independent Representative prior to its consummation, with such determination that the transaction was fair and reasonable to us and at a price to us that is not materially greater than the cost of the asset was to the affiliated seller or lessor.

(1)	Annual Return refers to the projected annual economic return that we are entitled to receive with priority payment over other equity invested in the property. The annual return presented does not distinguish between returns that are paid current and those that accrue to the redemption date, nor does it include any increases in annual return that may occur in the future.
(2)	Redemption Date refers the initial or redemption date of each asset, and does not take into account any extensions that may be available.
(3)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.
(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as determined by our Manager. There can be no assurance that such value will be achieved. We generally use LTV for properties that are generating cash flow.
(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC for properties that are subject to construction. There can be no assurance that the anticipated completion cost will be achieved.
(6)	Aggregated with the other preferred equity held by affiliates of our sponsor, as well as the senior debt.

Asset Acquisitions

On May 10, 2016, we directly acquired ownership of a “majority-owned subsidiary”, 14th Street L.L.C. (the “Elysium 14 Controlled Subsidiary”), in which we have the right to receive a preferred economic return for a purchase price of $4,475,000, which is the initial stated value of our equity interest in the Elysium 14 Controlled Subsidiary (the “Elysium 14 Investment”). The Elysium 14 Controlled Subsidiary is expected to use the proceeds to continue the construction of a 56-unit apartment building with ground floor and below grade retail space located at 1921 14th Street NW, Washington, DC 20009 (the “Elysium 14 Property”). The Elysium 14 Controlled Subsidiary intends to take out the Elysium 14 Investment via refinancing or sale by November 2017.

Elysium 14 Controlled Subsidiary is managed by the principals of Madison Investments, LLC (“Madison”), is a family owned and operated real estate firm located in Washington, DC. Madison’s focal point is the renovation and ground-up development of buildings. Madison’s management team has worked together in Washington, DC and its surrounding markets in varying capacities for over 25 years.

Pursuant to the agreements governing the Elysium 14 Investment (the “Elysium 14 Operative Agreements”), our consent is required for all major decisions regarding the Elysium 14 Property. In addition, pursuant to the Elysium 14 Operative Agreements we are entitled to receive a 12.5% per annum economic return on our Elysium 14 Investment, paid current on a quarterly basis until the Elysium 14 Investment is redeemed. In addition, Fundrise Lending, LLC (“Lending”), an affiliate of our sponsor, earned an origination fee of approximately 1.5% of the Elysium 14 Investment, as well as a approximately $10,000 in due diligence fees and third party reimbursements, paid directly by the Elysium 14 Controlled Subsidiary.

The Elysium 14 Controlled Subsdiary is required to redeem our Elysium 14 Investment by November 10, 2017 (the “Elysium 14 Redemption Date”); provided, that, the Elysium 14 Controlled Subsidiary has the ability to extend the Elysium 14 Redemption Date through two (2) twelve (12) month extensions. To exercise each such extension and avoid default under the Elysium 14 Operative Agreements, the Elysium 14 Controlled Subsidiary is required to pay us an extension fee 1% of the outstanding stated value of the Elysium 14 Investment. During the first extension period, the per annum economic return on the Investment will increase to 13.5% per annum. During the second extension period, the per annum economic return on the Investment will increase to 14.5% per annum. In the event that the Elysium 14 Investment is not redeemed by the Elysium 14 Redemption Date (after giving effect to any applicable extensions), pursuant to the Elysium 14 Operative Agreements, we have the right, in our discretion, to force the sale of the Elysium 14 Property outright. The Elysium 14 Controlled Subsidiary may redeem our Elysium 14 Investment in whole or in part without penalty during the term of the Elysium 14 Investment. In addition, the Elysium 14 Investment is secured by membership interests of the managing member of the Elysium 14 Controlled Subsidiary.

Concurrent with the closing of the Elysium 14 Investment, the Elysium 14 Controlled Subsidiary closed on the First Amendment of the Loan Agreement (“First Amendment of the United Loan”) of the Elysium 14 Property on May 10, 2016. The First Amendment of the United Loan modified an existing senior secured construction loan on the property by United Bank. The First Amendment of the United Loan increased the amount of available funds by approximately $1,500,000, increasing the loan amount from $22,900,000 to $24,400,000 (the “Elysium 14 United Senior Loan”), with an updated maturity date of September 10, 2018. Aggregate with the Elysium 14 United Senior Loan, totaling approximately $24,400,000, the Elysium 14 Investment of $4,475,000 features an LTC of approximately 89%, based on the construction budget of approximately $32,421,507, with approximately $3,546,507 of equity junior to the Elysium 14 Investment at closing.

The Elysium 14 Property, a projected 56-unit apartment building with ground floor and below grade retail space, is currently under construction on 14th Street NW, at its intersection with Wallach Place, about half a block south of U Street, NW in Washington, DC, situated in the midst of a substantial concentration of new apartment construction, and retail activity along both 14th and U Streets. The Elysium 14 Property is being constructed on an approximately 9,540 square foot lot, and is expected to include space in several existing two and three townhouses that have been gutted, as well as a 9 story tower that is new construction. The project is planned with approximately 12,712 square feet of retail space, with approximately 5,029 square feet of this amount located on the lower level, below grade, without visibility. In addition, the project is planned with 56 apartment units, including studio, one bedroom, and two bedroom units. Several of the penthouse units on the 9th floor are planned with private roof top terraces.

The Elysium 14 Property is planned with a limited amenity package. Many larger projects in the area include such amenities as resident lounges, fitness centers, rooftop decks, and swimming pools. As of the date of the Elysium 14 Investment, the only planned amenity is an 8th floor resident lounge area, with an outdoor balcony that is approximately 10’ by 35’. Plans also include a smaller balcony on the 8th floor, approximately 10’ by 18’, that would be accessible to tenants. Furthermore, the property is not planned with any on site parking, however it does include basement storage for 30 bikes.

The Elysium 14 Property is located at the intersection of 14th corridor and the heart of the U Street Corridor, Washington, DC’s storied, artistic center. The U Street Corridor brings a variety of boutiques, art galleries, theaters and music venues including Lincoln Theater, Howard Theater, 9:30 Club and U Street Music Hall. Within a one-mile radius of the Elysium 14 Property there are numerous upscale restaurants and bars, as well as vibrant nightlife.

General Explanatory Statement to Updated Redemption Plan

On May 12, 2016, we adopted a revised Redemption Plan with a view towards providing investors with an initial period with which to decide whether a long-term investment in the Company is right for them. The following disclosure updates and replaces the disclosure contained in our Offering Circular to reflect the changes in our Redemption Plan.

QUESTIONS AND ANSWERS ABOUT THIS OFFERING

Q:	Will I have the opportunity to redeem my common shares?

A:

Yes. While you should view this investment as long-term, we have adopted a redemption plan whereby, on a quarterly basis, an investor may obtain liquidity. The Manager has designed our redemption plan with a view towards providing investors with an initial period with which to decide whether a long-term investment in the Company is right for them. In addition, despite the illiquid nature of the assets expected to be held by the Company, the Manager believes it is best to provide the opportunity for quarterly liquidity in the event shareholders need it in the form of a discounted redemption price prior to year 5, which economic benefit indirectly accrues to shareholders who have not requested redemption. Neither the Manager nor our sponsor receives any economic benefit as a result of the discounted redemption price through year 5.

Pursuant to our redemption plan, shareholders may request that we redeem (i) for the first ninety (90) days following the date of purchase (the “Introductory Period”), up to a maximum of one thousand (1,000) shares per shareholder, and (ii) after the first ninety (90) days following the date of purchase (the “Post-Introductory Period”), at least 25% of their shares. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by us.

During the Introductory Period, the per share redemption price will be equal to the purchase price of the shares being redeemed reduced by (i) the aggregate sum of distributions paid with respect to such shares, rounded down to the nearest cent and (ii) the aggregate sum of distributions, if any, declared but unpaid on the shares subject to the redemption request. In other words, a shareholder would receive back their original investment amount (on up to 1,000 of such shareholder’s common shares), from the redemption price paid, prior distributions received and distributions that have been declared (and that will be received when paid), but would not receive any amounts in excess of their original investment amount.

During the Post-Introductory Period, the per share redemption price will be calculated based on a declining discount to the per share price for our common shares in effect at the time of the redemption request, and rounded down to the nearest cent. During the Post-Introductory Period, the redemption price with respect to the common shares that are subject to the redemption request will not be reduced by the aggregate sum of distributions, if any, that have been (i) paid with respect to such shares prior to the date of the redemption request or (ii) declared but unpaid on such shares with record dates during the period between the redemption request date and the redemption date.

Holding Period from Date of Purchase	Effective Redemption Price (as percentage of per share redemption price) (1)
Less than 90 days (Introductory Period)	100% (2) (3)
90 days until 3 years	97% (4)
3 years to 4 years	98% (5)
4 years to 5 years	99% (6)
More than 5 years	100% (7)

(1)	The Effective Redemption Price will be rounded down to the nearest $0.01.
(2)	The per share redemption price during the Introductory Period is calculated based upon the purchase price of the shares, not the per share price in effect at the time of the redemption request.
(3)	The Effective Redemption Price during the Introductory Period will be reduced by the aggregate sum of distributions paid or payable on such shares, the amount of which we are unable to calculate at this time.
(4)	For shares held longer than ninety (90) days but less than three (3) years, the Effective Redemption Price includes the fixed 3% discount to the per share price for our common shares in effect at the time of the redemption request.
(5)	For shares held longer than three (3) years but less than four (4) years, the Effective Redemption Price includes the fixed 2% discount to the per share price for our common shares in effect at the time of the redemption request.
(6)	For shares held longer than four (4) years but less than five (5) years, the Effective Redemption Price includes the fixed 1% discount to the per share price for our common shares in effect at the time of the redemption request.
(7)	For shares held longer than five (5) years, the Effective Redemption Price does not include any discount to the per share price for our common shares in effect at the time of the redemption request.

Furthermore, any shareholder requesting redemption will be responsible for any third-party costs incurred in effecting such redemption, including but not limited to, bank transaction charges, custody fees, and/or transfer agent charges. The redemption plan may be changed or suspended at any time without notice. See “Description of Our Common Shares—Quarterly Redemption Plan” for more details.

Q:	Will there be any limits on my ability to redeem my shares?

A:

Yes. While we designed our redemption plan to allow shareholders to request redemptions on a quarterly basis, we need to impose limitations on the total amount of net redemptions per calendar quarter in order to maintain sufficient sources of liquidity to satisfy redemption requests without impacting our ability to invest in commercial real estate assets and maximize investor returns.

In the event our Manager determines, in its sole discretion, that we do not have sufficient funds available to redeem all of the common shares for which redemption requests have been submitted in any given month or calendar quarter, as applicable, such pending requests will be honored (on a pro rata basis within each category) in the following order: (i) first, available funds will be applied pro rata to redemptions requested by shareholders who are in the Introductory Period, and (ii) second, any remaining funds will be applied pro rata to redemptions requested by shareholders who are in the Post-Introductory Period. In the event that not all redemptions are being honored in a given quarter, the pro rata distributions will be rounded down to the nearest share for each shareholder. Effectively, shareholders wishing to redeem during the Introductory Period will be given priority to redemptions over those shareholders who wish to redeem during the Post-Introductory Period.

We presently intend to limit the number of shares to be redeemed during any calendar year to 5.0% of the weighted average number of common shares outstanding during the prior calendar year (or 1.25% per calendar quarter, with excess capacity carried over to later calendar quarters in that calendar year). However, as we intend to make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given calendar quarter, as these commercial real estate assets are paid off or sold. For investors who hold common shares with more than one record date, redemption requests will be applied to such common shares in the order in which they were purchased, on a first in first out basis. Further, our Manager may in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. The Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT. See “Description of Our Common Shares—Quarterly Redemption Plan” for more details.

OFFERING SUMMARY

Redemption Plan

While shareholders should view this investment as long-term, we have adopted a redemption plan whereby, on a quarterly basis, an investor has the opportunity to obtain liquidity. The Manager has designed our redemption plan with a view towards providing investors with an initial period with which to decide whether a long-term investment in the Company is right for them. In addition, despite the illiquid nature of the assets expected to be held by the Company, the Manager believes it is best to provide the opportunity for quarterly liquidity in the event shareholders need it in the form of a discounted redemption price prior to year 5, which economic benefit indirectly accrues to shareholders who have not requested redemption. Neither the Manager nor our sponsor receive any economic benefit as a result of the discounted redemption price through year 5.

Pursuant to our redemption plan, shareholders may request that we redeem (i) for the first ninety (90) days following the date of purchase (the “Introductory Period”), up to a maximum of one thousand (1,000) shares per shareholder, and (ii) after the first ninety (90) days following the date of purchase (the “Post-Introductory Period”), at least 25% of their shares. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by us.

During the Introductory Period, the per share redemption price will be equal to the purchase price of the shares being redeemed reduced by (i) the aggregate sum of distributions paid with respect to such shares, rounded down to the nearest cent and (ii) the aggregate sum of distributions, if any, declared but unpaid on the shares subject to the redemption request. In other words, a shareholder would receive back their original investment amount (on up to a maximum of 1,000 of such shareholder’s common shares), from the redemption price paid, prior distributions received and distributions that have been declared (and that will be received when paid), but would not receive any amounts in excess of their original investment amount.

During the Post-Introductory Period, the per share redemption price will be calculated based on a declining discount to the per share price for our common shares in effect at the time of the redemption request, and rounded down to the nearest cent. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by us. During the Post-Introductory Period, the redemption price with respect to the common shares that are subject to the redemption request will not be reduced by the aggregate sum of distributions, if any, that have been (i) paid with respect to such shares prior to the date of the redemption request or (ii) declared but unpaid on such shares with record dates during the period between the redemption request date and the redemption date.

Holding Period from Date of Purchase	Effective Redemption Price (as percentage of per share redemption price) (1)
Less than 90 days (Introductory Period)	100% (2) (3)
90 days until 3 years	97% (4)
3 years to 4 years	98% (5)
4 years to 5 years	99% (6)
More than 5 years	100% (7)

(1)	The Effective Redemption Price will be rounded down to the nearest $0.01.
(2)	The per share redemption price during the Introductory Period is calculated based upon the purchase price of the shares, not the per share price in effect at the time of the redemption request.
(3)	The Effective Redemption Price during the Introductory Period will be reduced by the aggregate sum of distributions paid or payable on such shares, the amount of which we are unable to calculate at this time.
(4)	For shares held longer than ninety (90) days but less than three (3) years, the Effective Redemption Price includes the fixed 3% discount to the per share price for our common shares in effect at the time of the redemption request.
(5)	For shares held longer than three (3) years but less than four (4) years, the Effective Redemption Price includes the fixed 2% discount to the per share price for our common shares in effect at the time of the redemption request.
(6)	For shares held longer than four (4) years but less than five (5) years, the Effective Redemption Price includes the fixed 1% discount to the per share price for our common shares in effect at the time of the redemption request.
(7)	For shares held longer than five (5) years, the Effective Redemption Price does not include any discount to the per share price for our common shares in effect at the time of the redemption request.

Because our NAV per share will be calculated at the end of each quarter beginning on June 30, 2016, the redemption price for shares held longer than ninety (90) days may change between the date we receive the redemption request and the date on which redemption proceeds are paid. As a result, the redemption price that a shareholder will receive may be different from the redemption price on the day the redemption request is made.

Redemption of our common shares will be made quarterly upon written request to us at least 15 days prior to the end of the applicable calendar quarter. The Manager intends to provide notice of redemption by the last business day of each quarter, with an effective redemption date as of the last day of each quarter, and to remit the redemption price within 30 days of the end of such quarter. Shareholders may withdraw their redemption request at any time up to three business days prior to the last business day of a given quarter.

We cannot guarantee that the funds set aside for the redemption plan will be sufficient to accommodate all requests made in any calendar quarter. In the event our Manager determines, in its sole discretion, that we do not have sufficient funds available to redeem all of the common shares for which redemption requests have been submitted in any given calendar quarter, such pending requests will be honored (on a pro rata basis within each category) in the following order: (i) first, available funds will be applied pro rata to redemptions requested by shareholders who are in the Introductory Period, and (ii) second, any remaining funds will be applied pro rata to redemptions requested by shareholders who are in the Post-Introductory Period. In the event that not all redemptions are being honored in a given quarter, the pro rata distributions will be rounded down to the nearest share for each shareholder. Effectively, shareholders wishing to redeem during the Introductory Period will be given priority to redemptions over those shareholders who wish to redeem during the Post-Introductory Period.

We are not obligated to redeem common shares under the redemption plan. We presently intend to limit the number of shares to be redeemed during any calendar year to 5.0% of the weighted average number of common shares outstanding during the prior calendar year (or 1.25% per calendar quarter, with excess capacity carried over to later calendar quarters in that calendar year). However, as we intend to make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given calendar quarter, as these commercial real estate assets are paid off or sold.

There is no fee in connection with a redemption of our common shares, and the discount applied to the redemption price is for the benefit of shareholders who remain as shareholders of the Company, and does not provide any economic benefit to our Manager or sponsor; however, a shareholder requesting redemption will be responsible for reimbursing us for any third-party costs incurred as a result of the redemption request, including but not limited to, bank transaction charges, custody fees, and/or transfer agent charges.

In addition, the Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. The Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT. Therefore, you may not have the opportunity to make a redemption request prior to any potential termination of our redemption plan.

Please refer to the section entitled “Description of Our Common Shares—Quarterly Redemption Plan” for more information.

RISK FACTORS

You are limited in your ability to sell your common shares pursuant to our redemption plan. You may not be able to sell any of your common shares back to us, and if you do sell your shares, you may not receive the price you paid upon subscription.

Our redemption plan may provide you with an opportunity to have your common shares redeemed by us. We anticipate that our common shares may be redeemed by us on a quarterly basis. However, our redemption plan contains certain restrictions and limitations, including those relating to the number of our common shares that we can redeem at any given time and limiting the redemption price. Specifically, we presently intend to limit the number of shares to be redeemed during any calendar year to no more than 5.0% of the weighted average number of common shares outstanding during the prior calendar year (or 1.25% per calendar quarter, with excess capacity carried over to later calendar quarters in that calendar year). However, as we intend to make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given calendar quarter, as these commercial real estate assets are paid off or sold.

In addition, our Manager reserves the right to reject any redemption request for any reason or no reason or to amend or terminate the redemption plan without notice. Therefore, you may not have the opportunity to make a redemption request prior to a potential termination of the redemption plan and you may not be able to sell any of your common shares back to us pursuant to the redemption plan. Moreover, if you do sell your common shares back to us pursuant to the redemption plan, you will not receive the same price you paid for the common shares being redeemed other than during your Introductory Period. See “Description of Our Common Shares — Quarterly Redemption Plan.”

DESCRIPTION OF OUR COMMON SHARES

Redemption Plan

While shareholders should view this investment as long-term, we have adopted a redemption plan whereby, on a quarterly basis, an investor has the opportunity to obtain liquidity. The Manager has designed our redemption plan with a view towards providing investors with an initial period with which to decide whether a long-term investment in the Company is right for them. In addition, despite the illiquid nature of the assets expected to be held by the Company, the Manager believes it is best to provide the opportunity for quarterly liquidity in the event shareholders need it in the form of a discounted redemption price prior to year 5, which economic benefit indirectly accrues to shareholders who have not requested redemption. Neither the Manager nor our sponsor receive any economic benefit as a result of the discounted redemption price through year 5.

Pursuant to our redemption plan, shareholders may request that we redeem (i) for the first ninety (90) days following the date of purchase (the “Introductory Period”), up to a maximum of one thousand (1,000) shares per shareholder, and (ii) after the first ninety (90) days following the date of purchase (the “Post-Introductory Period”), at least 25% of their shares. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by us.

During the Introductory Period, the per share redemption price will be equal to the purchase price of the shares being redeemed reduced by (i) the aggregate sum of distributions paid with respect to such shares, rounded down to the nearest cent and (ii) the aggregate sum of distributions, if any, declared but unpaid on the shares subject to the redemption request. In other words, a shareholder would receive back their original investment amount (on up to a maximum of 1,000 of such shareholder’s common shares), from the redemption price paid, prior distributions received and distributions that have been declared (and that will be received when paid), but would not receive any amounts in excess of their original investment amount.

During the Post-Introductory Period, the per share redemption price will be calculated based on a declining discount to the per share price for our common shares in effect at the time of the redemption request, and rounded down to the nearest cent. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by us. During the Post-Introductory Period, the redemption price with respect to the common shares that are subject to the redemption request will not be reduced by the aggregate sum of distributions, if any, that have been (i) paid with respect to such shares prior to the date of the redemption request or (ii) declared but unpaid on such shares with record dates during the period between the redemption request date and the redemption date.

Holding Period from Date of Purchase	Effective Redemption Price (as percentage of per share redemption price) (1)
Less than 90 days (Introductory Period)	100% (2) (3)
90 days until 3 years	97% (4)
3 years to 4 years	98% (5)
4 years to 5 years	99% (6)
More than 5 years	100% (7)

(1)	The Effective Redemption Price will be rounded down to the nearest $0.01.
(2)	The per share redemption price during the Introductory Period is calculated based upon the purchase price of the shares, not the per share price in effect at the time of the redemption request.
(3)	The Effective Redemption Price during the Introductory Period will be reduced by the aggregate sum of distributions paid or payable on such shares, the amount of which we are unable to calculate at this time.
(4)	For shares held longer than ninety (90) days but less than three (3) years, the Effective Redemption Price includes the fixed 3% discount to the per share price for our common shares in effect at the time of the redemption request.
(5)	For shares held longer than three (3) years but less than four (4) years, the Effective Redemption Price includes the fixed 2% discount to the per share price for our common shares in effect at the time of the redemption request.
(6)	For shares held longer than four (4) years but less than five (5) years, the Effective Redemption Price includes the fixed 1% discount to the per share price for our common shares in effect at the time of the redemption request.
(7)	For shares held longer than five (5) years, the Effective Redemption Price does not include any discount to the per share price for our common shares in effect at the time of the redemption request.

The following is a brief comparison of our redemption plan during the Introductory Period (up to 90 days after purchase) and the Post-Introductory Period (more than 90 days after purchase), which is qualified in its entirety by the disclosure contained herein.

SUMMARY OF REDEMPTION PLAN
	Introductory Period	Post-Introductory Period
Duration	First 90 days after purchase	90+ days after purchase
Redemption Price	100% of purchase price less distributions paid and distributions declared and to be paid less third-party costs	97-100% of NAV depending on hold time (no reduction for distributions) less third-party costs
Timing to submit request	At least 15 days prior to the end of each quarter	At least 15 days prior to the end of each quarter
Frequency	Quarterly	Quarterly
Priority	First Priority	Second Priority
Minimum Amount of Shares Redeemed	None.	25% of shareholder’s shares
Maximum Amount of Shares Redeemed	1,000	No Limit

Because our NAV per share will be calculated at the end of each quarter beginning on June 30, 2016, the redemption price for shares held longer than ninety (90) days may change between the date we receive the redemption request and the date on which redemption proceeds are paid. As a result, the redemption price that a shareholder will receive may be different from the redemption price on the day the redemption request is made.

We have the right to monitor the trading patterns of shareholders or their financial advisors and we reserve the right to reject any purchase or redemption transaction at any time based on what we deem to be a pattern of excessive, abusive or short-term trading. We expect that there will be no regular secondary trading market for our common shares. However, in the event a secondary market for our shares develops, we will terminate our redemption plan.

Redemption of our common shares will be made quarterly upon written request to us at least 15 days prior to the end of the applicable calendar quarter. The Manager intends to provide notice of redemption by the last business day of each quarter, with an effective redemption date as of the last day of each quarter, and to remit the redemption price within 30 days of the end of such quarter. Shareholders may withdraw their redemption request at any time up to three business days prior to the last business day of a given quarter.

We cannot guarantee that the funds set aside for the redemption plan will be sufficient to accommodate all requests made in any calendar quarter. In the event our Manager determines, in its sole discretion, that we do not have sufficient funds available to redeem all of the common shares for which redemption requests have been submitted in any given calendar quarter, such pending requests will be honored (on a pro rata basis within each category) in the following order: (i) first, available funds will be applied pro rata to redemptions requested by shareholders who are in the Introductory Period, and (ii) second, any remaining funds will be applied pro rata to redemptions requested by shareholders who are in the Post-Introductory Period. In the event that not all redemptions are being honored in a given quarter, the pro rata distributions will be rounded down to the nearest share for each shareholder. Effectively, shareholders wishing to redeem during the Introductory Period will be given priority to redemptions over those shareholders who wish to redeem during the Post-Introductory Period. For investors who hold common shares with more than one record date, redemption requests will be applied to such common shares in the order in which they were purchased, on a first in first out basis.

In addition, if we redeem less than all of the shares subject to a redemption request in any applicable period, with respect to any unredeemed shares, you can: (i) withdraw your request for redemption; or (ii) ask that we honor your request in a future redemption period, if any, when such redemptions can be made pursuant to the limitations of the redemption plan when sufficient funds are available. Such pending requests will be honored, together with new requests, in the same priority as noted above for initial requests.

We are not obligated to redeem common shares under the redemption plan. We presently intend to limit the number of shares to be redeemed during any calendar year to 5.0% of the weighted average number of common shares outstanding during the prior calendar year (or 1.25% per calendar quarter, with excess capacity carried over to later calendar quarters in that calendar year). However, as we intend to make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given calendar quarter, as these commercial real estate assets are paid off or sold.

There is no fee in connection with a redemption of our common shares, and the discount applied to the redemption price is for the benefit of shareholders who remain as shareholders of the Company, and does not provide any economic benefit to our Manager or sponsor; however, a shareholder requesting redemption will be responsible for reimbursing us for any third-party costs incurred as a result of the redemption request, including but not limited to, bank transaction charges, custody fees, and/or transfer agent charges.

In addition, the Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. The Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT (for example, if a redemption request would cause a non-redeeming shareholder to violate the ownership limits in our operating agreement or if a redemption constitutes a “dividend equivalent redemption” that could give rise to a preferential dividend issue, to the extent applicable). Therefore, you may not have the opportunity to make a redemption request prior to any potential termination of our redemption plan.

For more information about our redemption plan or to submit a redemption request, please contact us by email at investments@fundrise.com.